

MAIL STOP 7010

May 3, 2007

Donald C. Wayne
Vice President and General Counsel
Universal Compression Holdings, Inc.
4444 Brittmoore
Houston, TX 77041

Re: Iliad Holdings, Inc.
Registration Statement on Form S-4
File No. 333-141695
Filed March 30, 2007

Dear Mr. Wayne:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide updated financial statements and related disclosures, as necessary, to comply with Article 3-12 of Regulation S-X.

Voting by Internet, Telephone or Mail, page i

2. Here and elsewhere in the proxy statement/prospectus you refer to "proxy cards" and "voting instruction cards". We believe that when you refer to the voting instruction card, you are referring to the form provided by a record holder for shares held in street name, but please revise your disclosures to distinguish these items where necessary. For example, the information on page i tells investors to return voting instruction cards "in the envelope included with the joint proxy statement/prospectus", rather than returning the card or form to

the record holder. Disclosure suggesting that persons who receive voting instruction cards may vote by phone or internet also appears under "What should I do if I receive more than one set of voting materials?" on page 6 and 7. Please review and revise similar discussions elsewhere in the document in response to this comment.

Questions and Answers About the Meetings, page 1

How do the boards of directors of Hanover and Universal recommend that I vote with respect to the proposed mergers?, page 3

3. Please provide a cross reference to the section discussing the interests of Hanover and Universal's directors and executive officers on page 63.

When do you expect to complete the mergers?, page 3

4. Please disclose the anticipated time-period between the vote and the closing of the merger.

Opinion of Hanover's Financial Advisor…page 10

5. Disclose here and in the main section, if true, that no updated opinions will be obtained from Hanover's and Universal's financial advisors.

6. We note that the fees to be paid to the financial advisors will be paid upon consummation of the merger. Please clarify that this means that these fees are fully contingent upon the completion of the merger as is disclosed on page 57.

Conditions to Mergers…, page 13

7. Disclosure here and elsewhere indicates that the merger's closing is conditioned upon receipt of opinions on tax maters. Since each party may waive the condition, you must:

    •   File executed opinions before effectiveness even though the merger agreement is conditioned upon the receipt of one or more favorable tax opinions at closing.

    •   Undertake to recirculate and resolicit if the condition is waived and the change in tax consequences is material. We note your disclosure on page 75.

The anticipated benefits of combining the companies may not be realized, page 21

8. Please quantify the anticipated cost savings you anticipate for the merger.

Hanover and Universal will incur significant transaction and merger-related integration costs in connection with the mergers, page 22

9. Please disclose the anticipated aggregate change of control payments.

10. We note that in addition to the transaction costs enumerated, you expect to incur costs associated with integrating the operations of the two companies. To the extent possible, please disclose the anticipated aggregate integration costs.

The merger agreement limits Hanover's and Universal's ability to pursue an alternative acquisition proposal…, page 24

11. This risk factor is duplicative of the previous risk factors entitled "While the mergers are pending, Hanover and Universal will be subject to business uncertainties…" and "Failure to complete the mergers could negatively impact the stock prices and the future business…" Please delete or revise to state a distinct risk.

There are risks associated with the companies' operations in Venezuela…, page 27

12. Please disclose whether and how you have been impacted by the legal and regulatory changes in Venezuela.

Following the consummation of the mergers, Holdings will be subject to a variety of governmental regulations, page 31

13. Please disclose anticipated regulatory compliance expenditures. Additionally, disclose any recent material expenditures made by Hanover or Universal on regulatory fines and/or remediation.

Cautionary Information Regarding Forward-Looking Statements, page 33

14. We note your statement that the document contains "forward looking statements "within the meaning of" the Private Securities Litigation Reform Act of 1995. We remind you that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which includes Iliad's registration on Form S-4.   See Section 27A of the Securities Act of 1933. Please revise the statement on page 33 to delete the reference to the Private Securities Litigation Reform Act or make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to initial public offerings.

Background of the Mergers, page 35

15. Please describe the past business relationship between the companies. Please refer to Item 6 of Form S-4. We note that the parties discussed the possibility of a transaction from time to time beginning in 2004. Please elaborate on the how these discussions arose.

16. It appears that the parties have from time to time considered mutually beneficial strategic alternatives and business combinations, beginning in the first quarter of 2004. With regard to each occasion that the parties considered a transaction together, please elaborate upon:

- Which party initiated the contact to discuss these alternatives;

- Any other strategic alternatives discussed during these meetings;

- the conclusions drawn regarding these alternatives and outcome of the meetings.

17. Your disclosure indicates that after several occasions upon which the parties deferred consideration of a business combination, they determined in November 2006 that improvements in their business and capital structure made this an opportune time to pursue a business combination. Please elaborate on the nature of these improvements and why the parties believed they supported consideration of the transaction at this time.

18. We note that at the January 26, 2007 board meeting, the Hanover board engaged in a discussion of alternative strategic transactions and advantages and disadvantages of the proposed merger. Please describe these discussions in greater detail. Supplementally, confirm that no offers were made to combine with either company, or disclose the amount and form of consideration offered and the reasons for rejecting the offer(s).

19. Please provide for staff's review all materials prepared by Credit Suisse and Goldman Sachs provided to Hanover, Universal or their representatives. Provide all transcripts, summaries and video presentation materials as well as copes of board books. We may have further comments upon reviewing these materials.

Strategic and Financial Rationale for the Mergers, page 42

20. We note statements throughout the document regarding the boards' belief that the merger would result in operating efficiencies or synergies. Please provide a more detailed description of what the combined company will look like going forward. For example, add specific discussion as to how each company complements or overlaps each other. Is each company focused on the same markets? If so, what plans do you have to integrate operations or eliminate duplicative functions? We do note the disclosure here that the merger will create an entity with greater international and geographic diversity and reach.

Hanover's Reasons for the Mergers and Recommendation of Hanover's Board of Directors, page 43

21. With respect to each of the following factors, please provide a reasonably detailed discussion and elaborate on the conclusions drawn by the board as to the benefits or detriments of each factor:
- Ownership of Holdings
- Board Composition
- Increased Operational Scale
- Stock Market Prices
- Restrictions of Interim Operations

- Personnel
- Universal Business Risks

22. Please quantify the accretion to earnings per share that the board considered as supportive to the mergers. This comment also applies to the Universal board's reasons for the mergers.

23. Please elaborate on the conclusions drawn by the board with respect to the last three bullet points on page 45. Were these considered potential benefits or risks of the transaction?

Universal's Reasons for the Mergers and Recommendation of Hanover's Board of Directors, page 46

24. With respect to each of the following factors, please provide a reasonably detailed discussion and elaborate on the conclusions drawn by the board as to the benefits or detriments of each factor:
- Holdings Governance and Board Composition
- Employment Matters
- Regulatory Approvals
- Hanover Business Risks
- Debt Arrangements
- Termination Fee

25. Please elaborate on the conclusions drawn by the board with respect to the bullet points following the sentence "The Universal board also considered the following factors…" on the top of page 49.

26. Please disclose whether Universal considered the fact that its stockholders would own a minority of the combined company's stock as a potential risk of the merger. We note that Hanover's board considered its stockholders' eventual 53% ownership as a factor generally supporting its decision to enter into the merger.

Opinion of Hanover's Financial Advisor, page 52

27. We note your statement on page 54 that in performing its analyses, Credit Suisse considered general business, economic, industry and market conditions and other matters as they existed on, and could be evaluated as of, the date of the written opinion. Please describe these "other matters", to the extent they are material, or delete the reference.

28. We note the disclosure on page 57 that Credit Suisse and its affiliates have in the past provided and are currently providing services to Hanover unrelated to the proposed merger. Please disclose how much has been paid to Credit Suisse in the past two years. Please refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A. Please provide the same disclosure for Goldman Sachs.

29. Please provide more detail about how Credit Suisse selected the companies used in its comparable transactions and comparable companies analyses. Also, disclose whether any companies meeting these criteria were excluded from the analyses. Please do the same for Goldman Sachs' opinion.

30. Please disclose any limitations or instruction the financial adviser received regarding the rendering of its opinion. Please refer to Item 1015(b)(6) of Regulation M-A. Please do the same for Goldman Sachs' opinion.

Opinion of Universal's Financial Advisor, page 57

Selected Transaction Analysis, page 59

31. Please explain how Goldman Sachs used this analysis in its fairness determination. Did it compare similar information for Hanover and Universal? If so, what were the percentage market capitalization, etc. for this transaction?

Regulatory Matters , page 70

32. Please update the status of the regulatory approvals sought or to be sought from the domestic and foreign anti-trust authorities.

Amendment; Extensions and Waivers, page 91

33. Please briefly describe the facts under which the parties can waive the conditions to the merger, and any circumstances under which you would re-solicit shareholders' votes.

Hanover Compressor Company, page 92

34. Please provide the basis for your statement that Hanover is a global market leader in the full service natural gas compression business and is also a leading provider of service, fabrication and equipment for oil and natural gas production, processing and transportation applications.

Comparative Stock Prices and Dividends, page 16
Comparative Stock Prices and Dividends, page 94

35. We note your presentation of "Hanover Equivalent per Share" stock prices. Please help us to understand how this presentation complies with the requirements of Form S-4, including Item 3(g) of Form S-4. Also help us to understand why this measure presents Universal's stock price as though Universal were going to have a stock split immediately prior to the merger, when this is not consistent with the terms of the merger agreement, which instead indicate that Hanover will effectively have a reverse stock split immediately prior to the merger.

Proxy Solicitation, page 105

36. We note that you may employ various methods to solicit proxies, including mail, telephone, telegram, facsimile or personal interviews. Be advised that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Please confirm your understanding.

Role of Our Compensation Consultant, page 119; Compensation Committee Structure and Responsibilities, page 155

37. With respect to the engagement of compensation consultants by Hanover and Universal, please revise to provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K. For example, please disclose the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagements.

Hanover Compensation Discussion and Analysis, page 118

38. If any actions have been taken with respect to executive compensation since the end of your 2006 fiscal year, please discuss them where appropriate in the CD&A. Please see Instruction 2 to Item 402(b). For example, we note that Hanover's annual corporate financial performance targets are determined at the beginning of each year. You have included these targets on page 121 for 2006. If 2007 targets have been established, please include these as well.

39. Please clarify whether Hanover's CEO makes recommendations to the Compensation Committee for measures, targets and similar items that affect his own compensation. We note that the CEO makes a recommendation with regard to "each executive officer."

40. We note that the Compensation Committee retains the discretion to set compensation measures and targets for consideration by the independent board members, and that it takes the CEO's recommendations under advisement in doing so. Please discuss the extent to which the Compensation Committee established these measures and targets as recommended by the CEO or whether the Committee exercised discretion to change them. In this regard, please specifically address the measures and targets that applied to Mr. Jackson's compensation for his services as CEO.

Annual Performance-Based Incentive Compensation, page 121

41. Please clarify your discussion of how you calculate performance-based incentive compensation. The discussion states that cash payout is established as a percentage of eligible earnings, and that the bonus percentage varies based on the employee's position and duties. Please explain how you determine the amount of an employee's "eligible earnings" against which the bonus percentage is multiplied. Disclosure then states that the bonus percentage is multiplied by the results achieved. This makes it unclear whether the incentive compensation is a percentage of eligible earnings or a percentage of results achieved. Please

also clarify the meaning of the heading "payout range" in the table. We are uncertain what amounts or measures are relevant to the percentages you list in that column.

42. Please disclose how the portion of the annual performance-based incentive compensation that is attributable to individual performance objectives is calculated. Discuss the measures, targets and formulas used to calculate this amount for each of the named executive officers.

43. Please explain how the concept of weighting the measures of corporate and individual performance affects the amounts of incentive compensation paid to the named executive officers.

Long-Term Incentive Compensation, page 122

44. Please define the term "cliff vesting."

Practice Related to Long-Term Incentive Awards, page 124

45. Please disclose the number of shares that the Chief Executive Officer is limited to awarding to any one individual as well as the aggregate number that may be awarded in any twelve-month period.

Chief Executive Officer Compensation, page 124

46. We note that performance on personal objectives comprised 50% of Mr. Jackson's total annual incentive award and that he achieved his personal objectives at 150% of target. We also note the bulleted disclosure of the results in connection with his personal objectives in 2006. Please disclose whether these include all of his personal objectives and what the targets were for each objective. Disclose whether any discretion can be or has been exercised with respect to meeting such goals and objectives. Please see Items 402(b)(2)(vi) of Regulation S-K.

Universal Compensation Discussion and Analysis, page 155

47. Disclosure in this section refers to Universal's "Director of Total Rewards". Please explain the significance of this title. For example, is this a management position, an office or a program within Universal?

Compensation Policy Components, page 158

48. In your discussion of the short-term incentive component and the 2007 OIP on page 160, please discuss the KBAs for 2007. Please clarify whether there are targets assigned to the KBAs, or whether these are qualitative items the satisfaction of which is more subjectively determined.

Certain Relationships and Related Transactions, page 174

49. Please provide the information required by Item 404(b) of Regulation S-K regarding your policies and procedures for the review and approval of transactions with related persons.

Unaudited Pro Forma Condensed Combined Financial Statements, page 183

50. We note that your preliminary purchase price allocation has assigned the majority of your purchase price for Universal to goodwill. While we recognize that this allocation is preliminary, it is not clear to us from the current level of disclosure that you have identified all of the other intangible assets that you will acquire in connection with the acquisition. Please provide us with additional information, including your process for identifying other intangible assets, further detail of the other intangible assets that you have identified thus far, and the methodologies that you have employed to value those other intangible assets. You should also briefly disclose this information in your footnotes, along with a brief description of the factors that contributed to a purchase price that results in the recognition of such a large amount of goodwill. Please be aware that we may have additional comments on this issue once the merger is consummated and you have filed your updated purchase price allocation.

51. We note from Hanover's December 31, 2006 Form 10-K that Hanover's common stock has a par value of $0.001. It appears from pages 189 and F-3 in this Form S-4 that Iliad Holding's common stock will have a par value of $0.01. It is unclear to us that the pro forma Holdings Combined equity accounts reflect the correct par value for post-merger common stock. It is also unclear that the pro forma Holdings Combined equity accounts reflect the effective reverse stock split by Hanover. Please advise or revise.

52. Please revise the line titled "income from continuing operations" on your pro forma statement of operations to clarify, if true, that this is income from continuing operations before nonrecurring charges or credits directly attributable to the transaction. Refer to Article 11-02(b)(5) of Regulation S-X.

53. We read in footnote (A) that upon the merger you intend to change Universal's accounting for compression fabrication operations from the completed contract method to the percentage-of-completion method. Please tell us why you believe that accounting for these contracts using percentage-of-completion is appropriate, explain to us how your conclusion is supported by SOP 81-1, and provide us with examples of Universal's fabrication contracts to support your conclusion. In this regard, we read on page F-14 of Universal's December 31, 2006 Form 10-K that the typical fabrication contract is completed within two to three months, and it is unclear to us that percentage-of-completion is appropriate for such short-term contracts.

54. You appear to have adjusted income from continuing operations within your calculation of diluted earnings per share for both historical Hanover and pro forma Holdings Combined to add back interest expense and amortization of financing costs, net of tax, relating to

Hanover's convertible senior notes due 2014. In this regard, we note your disclosure in footnote (Q). Please help us to understand how these adjustments to your calculation of diluted earnings per share are appropriate under Article 11-02(b)(7) of Regulation S-X.

55. Please tell us what consideration you have given to determining the reportable segments of the post-merger entity. If you have determined how or if Universal's reportable segments would merge into Hanover's reportable segments, or if you expect to use a completely different set of reportable segments, please disclose this information to your investors. If you have not yet determined this information, please confirm to us that you will carefully assess Iliad Holding's reportable segments in accordance with SFAS 131.

Annex A – Agreement and Plan of Merger

56. Pursuant to Item 601(b)(2) of Regulation S-K please file a list briefly identifying the contents of all omitted schedules or similar supplements. We do note your agreement in the exhibit index to furnish the staff with copies of the actual omitted schedules upon request.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mindy Hooker at (202) 551-3732 or Jennifer Thompson at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 555-3729, with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Stephen A. Massad, Esq.
        Fax: (713) 229-1522